                                                                      EXHIBIT 12

                       WILLIAMS COMMUNICATIONS GROUP, INC.

               COMPUTATIONS OF RATIO OF EARNINGS TO FIXED CHARGES
               AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
                      PREFERRED STOCK DIVIDEND REQUIREMENTS


                                                                 THREE MONTHS ENDED
                                                                      MARCH 31,
                                                          ------------------------------
                                                              2002             2001
                                                          ------------      ------------
                                                                  (IN THOUSANDS)
Earnings:
   Loss before income taxes                               $   (283,360)     $   (259,104)
   Add:
     Interest expense -- net                                   131,086            82,483
     Rental expense representative of interest factor           24,333            30,895
     Minority interest in loss of consolidated
        subsidiary                                              (4,684)           (6,608)
     Equity losses                                               1,169             5,901
                                                          ------------      ------------
        Total loss as adjusted plus fixed charges
                                                          $   (131,456)     $   (146,433)
                                                          ============      ============
Fixed charges and combined fixed charges and
   preferred stock dividend requirements:
     Interest expense -- net                              $    131,086      $     82,483
     Capitalized interest                                        2,498            34,019
     Rental expense representative of interest factor           24,333            30,895
                                                          ------------      ------------
        Total fixed charges                                    157,917           147,397

     Preferred stock dividends and amortization of
         preferred stock issuance costs                          4,398             4,416
                                                          ------------      ------------
     Combined fixed charges and preferred stock
         dividend requirements                            $    162,315      $    151,813
                                                          ============      ============

Ratio of earnings to fixed charges                                 (a)               (a)
                                                          ============      ============

Ratio of earnings to combined fixed charges and
   preferred stock dividend requirements                           (b)               (b)
                                                          ============      ============

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(a)    Earnings were inadequate to cover fixed charges by $289,373,000 and
       $293,830,000 for the three months ended March 31, 2002 and 2001, respectively.

(b) Earnings were inadequate to cover combined fixed charges and preferred stock dividend requirements by $293,771,000 and $298,246,000 for the three months ended March 31, 2002 and 2001, respectively.